SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

May 22, 2013

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications Reports First Quarter 2013 Results

PARTNER COMMUNICATIONS REPORTS
FIRST QUARTER 2013 RESULTS1

FREE CASH FLOW BEFORE INTEREST PAYMENTS2 IN THE FIRST QUARTER
TOTALED NIS 203 MILLION

EFFICIENCY MEASURES LED TO A REDUCTION OF NIS 152 MILLION IN OPERATING
EXPENSES3 IN THE FIRST QUARTER COMPARED TO THE FIRST QUARTER LAST YEAR

Q1 2013 Highlights (compared with Q1 2012)

•	Total Revenues: NIS 1,144 million (US$ 314 million), a decrease of 27%
•	Service Revenues: NIS 961 million (US$ 263 million), a decrease of 23%
•	Operating Expenses (OPEX)3 including cost of equipment sold: NIS 899 million (US$ 246 million), an improvement of 23%
•	Operating Expenses (OPEX) 3: NIS 720 million (US $197 million), an improvement of 17%
•	Adjusted EBITDA4: NIS 268 million (US$ 73 million), a decrease of 39%
•	Adjusted EBITDA Margin: 23% of total revenues compared with 28%
•	Net Profit: NIS 31 million (US$ 9 million), a decrease of 79%
•	Net Debt: NIS 3,622 million (US$ 993 million), a decrease of NIS 828 million
•	Free Cash Flow (before interest):NIS 203 million (US$ 56 million), a decrease of 9%
•	Cellular ARPU: NIS 82 (US$ 22), a decrease of 19%
•	Cellular Subscriber Base: approximately 2.93 million at quarter-end, a decrease of 7%

Rosh Ha’ayin, Israel, May 22, 2013 – Partner Communications Company Ltd. (“Partner” or the “Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today its results for the quarter ended March 31, 2013.

Commenting on the first quarter 2013 results, Mr. Haim Romano, Partner's CEO, said:

“The results for the first quarter of 2013 reflect the continuing impact of the fierce competition in the telecommunications market, as reflected in the significant price erosion and decline in the Company’s revenues.  Nonetheless, the Company continued this quarter to strengthen its key assets: excellent customer service, technology advancement and an advanced network.

1 The financial results presented in this press release are unaudited financial results
2 Cash flows from operating activities before interest payments, net of cash flows used for investment activities.
3 Operating expenses include cost of service revenues, and selling, marketing and administrative expenses, and exclude depreciation and amortization and impairment charges.
4 For definition of Adjusted EBITDA measure, see “Use of Non-GAAP Financial Measures” on page 11 below.

Despite the decline in revenues and profits, the Company continues to invest in its assets and investments in the first quarter totaled approximately NIS 130 million, mainly in the advanced cellular network. During the quarter, the Company launched “Orange ultranet” - the most advanced and fastest cellular network in Israel. At the same time, efficiency measures have continued to be implemented, and have led to a decrease of NIS 152 million in the Company's operating expenses compared to the first quarter of 2012. The efficiency measures that we are implementing continue; however they are not yet fully reflected in the Company's results. The Company reported robust free cash flow (before interest payments) in the first quarter of NIS 203 million. At the same time, the Company continues to reduce the net debt, which was reduced by approximately NIS 190 million compared to year end 2012.

In this quarter, we have witnessed a decline in the churn rate compared to the previous quarter. The Company’s Post-Paid subscriber base, with higher ARPU, has remained at a similar level to that of the previous quarter. The decline in the Company's subscriber base is a result of a decline in the Pre-Paid subscriber base, reflecting, inter alia, seasonal changes and the continued trend of customers shifting from Pre-Paid to Post-Paid packages.

Despite the complex changes in the telecommunications market, Partner has maintained its leadership as the preferred cellular company amongst the employees of all the cellular companies, as presented in the latest survey of "The Marker" and BDI.”

In conclusion, Mr. Haim Romano emphasized: "We will continue to invest in the Company's assets - an advanced network, quality customer service and advanced technology - and to strive to create significant differentiation for the benefit of our customers and employees."

Mr. Ziv Leitman, Partner's Chief Financial Officer commented on the quarterly results:

“The financial results of the first quarter of 2013, compared to the previous quarter, reflect the continued revenues erosion resulting from the competition in the telecommunications market and the price erosion, which was partially offset by the continued impact of efficiency measures that the Company implemented over the course of the quarter.

During the first quarter of 2013, the Company continued to adjust its cost structure to adapt to the changing market conditions, and reported a decrease in operating expenses (excluding cost of equipment sold and depreciation & amortization expenses) of approximately NIS 24 million compared to the fourth quarter of 2012. The Company plans to continue to implement additional operational efficiency measures in the coming quarters, in order to further reduce operating expenses.

The churn rate in the first quarter of 2013 decreased to 10.4% compared with 10.9% in the fourth quarter of 2012. The Company's cellular subscriber base at the end of the first quarter of 2013 totaled 2.93 million, with our Post-Paid subscriber base remaining stable compared with the previous quarter, as opposed to the continued decline in the Pre-Paid subscriber base.

ARPU totaled NIS 82 in the first quarter of 2013, compared with NIS 87 in the fourth quarter of 2012. The decrease was mainly explained by the continued price erosion and transition of customers to unlimited packages.

Equipment revenues in the first quarter of 2013 decreased to NIS 183 million from NIS 222 million in the previous quarter, mainly reflecting the decline in the number of handsets sold and the sales of subsidized handsets to large corporate customers that did not meet the capitalization criteria.

As a result of the above effects, the Adjusted EBITDA for the first quarter of 2013 amounted to NIS 268 million compared to NIS 340 million in the fourth quarter of 2012.

Financial expenses in the first quarter of 2013 increased by approximately NIS 11 million, mainly due to increased linkage charges as a result of a greater increase in the CPI index compared to the previous quarter.

Due to the decline in Adjusted EBITDA and the increase in net financial expenses in the first quarter of 2013, net profit totaled NIS 31 million in the first quarter compared with NIS 102 million in previous quarter.

The Company continued to report robust free cash flow (after interest payments), which totaled NIS 192 million this quarter compared to NIS 255 in the fourth quarter of 2012 The cash flow was positively affected by a decrease in working capital.

The level of net debt at the end of the first quarter of 2013 was approximately NIS 3.6 billion compared to NIS 4.4 billion at the end of the first quarter of 2012, a decrease of NIS 0.8 billion."

Key Financial Results5 (unaudited)

NIS MILLION	Q1'13	Q1'12	% Change
Revenues	1,144	1,571	(27)%
Cost of revenues	901	1,128	(20)%
Gross profit	243	443	(45)%
Operating profit	95	248	(62)%
Net profit	31	146	(79)%
Earnings per share (basic, NIS)	0.20	0.94	(79)%
Free cash flow	203	223	(9)%

Key Operating Indicators:
	Q1'13	Q1'12	Change
Adjusted EBITDA (NIS millions)	268	438	(39)%
Adjusted EBITDA as a percentage of total revenues	23%	28%	(5)
Cellular Subscribers (end of period, thousands)	2,932	3,147	(215)
Quarterly Cellular Churn Rate (%)	10.4%	8.0%	2.4
Average Monthly Revenue per Cellular Subscriber (ARPU) (NIS)	82	101	(19)%
Average Monthly Usage per Cellular Subscriber (MOU) (minutes)	496	424	+17%
No. Fixed Lines (end of period, thousands)	293	285	+3%
ISP Subscribers (end of period, thousands)	581	618	(6)%

Partner Consolidated Results (unaudited)

	Cellular Segment			Fixed Line Segment			Elimination		Consolidated
NIS Millions	Q1’13	Q1’12	Change %	Q1’13	Q1’12	Change %	Q1’13	Q1’12	Q1’13	Q1’12	Change %
Total Revenues	900	1,286	(30)%	290	327	(11)%	(46)	(42)	1,144	1,571	(27)%
Service Revenues	724	963	(25)%	283	320	(12)%	(46)	(42)	961	1,241	(23)%
Equipment Revenues	176	323	(46)%	7	7	0%	-	-	183	330	(45)%
Operating Profit	52	215	(76)%	43	33	+30%	-	-	95	248	(62)%
Adjusted EBITDA	186	363	(49)%	82	75	+9%	-	-	268	438	(39)%

5 See also definitions on first page.

Financial Review

In Q1 2013, total revenues were NIS 1,144 million (US$ 314 million), a decrease of 27% from NIS 1,571 million in Q1 2012.

Service revenues in Q1 2013 totaled NIS 961 million (US$ 263 million), decreasing by 23% from NIS 1,241 million in Q1 2012.

Service revenues for the cellular segment in Q1 2013 were NIS 724 million (US$ 198 million), decreasing by 25% from NIS 963 million in Q1 2012. The decrease was mainly a result of the intense price erosion of cellular services including voice and data services, following the entry of new competitors (new operators and MVNOs). The decrease also reflected the lower Post-Paid cellular subscriber base which decreased by approximately 7% on an average basis compared to the first quarter of 2012, as well as lower roaming revenues, as a result of price erosion in roaming services.

Service revenues for the fixed line segment reached NIS 283 million (US$ 78 million) in Q1 2013, a decrease of 12% compared with NIS 320 million in Q1 2012. The decrease mainly reflected price erosion in fixed line services including voice and internet services, as well as a decrease in the average number of internet service subscribers over the period.

Equipment revenues in Q1 2013 totaled NIS 183 million (US$ 50 million), a decrease of 45% compared with NIS 330 million in Q1 2012. The quarterly decrease was due to a significant reduction in the number of cellular devices sold.

Operating expenses (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization) totaled NIS 720 million (US$ 197 million) in Q1 2013, a decrease of 17% or NIS 152 million from Q1 2012, largely reflecting the efficiency measures undertaken over the last four quarters, and in particular the reduction in the workforce of approximately a third over the period.

Operating profit for Q1 2013 was NIS 95 million (US$ 26 million), a decrease of 62% compared with operating profit in Q1 2012 of NIS 248 million.

Adjusted EBITDA in Q1 2013 totaled NIS 268 million (US$ 73 million), a decrease of 39% from NIS 438 million in Q1 2012. Adjusted EBITDA for the cellular segment was NIS 186 million (US$ 51 million) in Q1 2013, decreasing by 49% from NIS 363 million in Q1 2012, reflecting the impact of the reduction in service revenues and in gross profit from equipment sales, partially offset by the reduction in operating expenses, as described above. Adjusted EBITDA for the fixed line segment in Q1 2013 was NIS 82 million (US$ 22 million), an increase of 9% from NIS 75 million in Q1 2012, reflecting the reduction in operating expenses partially offset by the reduction in service revenues.

Financial expenses, net in Q1 2013 were NIS 49 million (US$ 13 million), a decrease of 11%, compared with NIS 55 million in Q1 2012. The decrease was mainly due to the lower level of average debt in Q1 2013 and the reduction in debt level, compared with Q1 2012 (see Funding and Investing Review below).

Net profit in Q1 2013 was NIS 31 million (US$ 9 million), a decrease of 79% compared with net profit in Q1 2012 of NIS 146 million.

Based on the weighted average number of shares outstanding during Q1 2013, basic earnings per share or ADS, was NIS 0.2 (US$ 0.06), a decrease of 79% compared to NIS 0.94 in Q1 2012.

The effective tax rate for Q1 2013 was 33%, compared with 24% in Q1 2012. The increase in the effective tax rate was mainly due to the higher percentage of unrecognized expenses than in the same quarter last year due to the decline in profit before tax.

Funding and Investing Review

In Q1 2013, cash flows generated from operating activities before interest payments, net of cash flows used for investing activities ("Free Cash Flow"), totaled NIS 203 million (US$ 56 million), a decrease of 9% from NIS 223 million for Q1 2012.

Cash generated from operations decreased by 4% to NIS 336 million (US$ 92 million) in Q1 2013 from NIS 350 million in Q1 2012. This was mainly explained by the decrease in net profit, partially offset by changes in operating working capital. In Q1 2013, operating working capital decreased by NIS 120 million as a result of lower equipment sales and a higher proportion of equipment sales by credit card, while, operating working capital in Q1 2012 increased by NIS 10 million.

The level of cash capital expenditures in fixed assets (Capex) including intangible assets but excluding capitalized subscriber acquisition and retention costs, net, was NIS 130 million (US$ 36 million) in Q1 2013, a decrease of 2% from NIS 133 million in Q1 2012.

The level of net debt6 at the end of Q1 2013 was NIS 3,622 million (US$ 993 million), compared with NIS 4,450 million at the end of Q1 2012, a decrease of NIS 828 million.

 6 Total long term indebtedness including current maturities less cash and cash equivalents.

Cellular Segment Financial Review7

NIS Millions	Q1’13	Q1’12	Change %
Total Revenues	900	1,286	(30)%
Service Revenues	724	963	(25)%
Equipment Revenues	176	323	(46)%
Operating Profit	52	215	(76)%
Adjusted EBITDA	186	363	(49)%

Total revenues for the cellular segment in Q1 2013 were NIS 900 million (US$ 247 million), a decrease of 30% from NIS 1,286 million in Q1 2012.

Service revenues for the cellular segment were NIS 724 million (US$ 198 million) in Q1 2013, decreasing by 25% from NIS 963 million in Q1 2012. The decrease was mainly a result of the intense price erosion of cellular services including voice and data services, following the entry of new competitors (MVNOs and new operators) and the shifting to "unlimited plans" since May 2012. The decrease also reflected the lower Post-Paid cellular subscriber base which decreased by approximately 7% on an average basis compared to Q1 2012, as well as lower roaming revenues, as a result of price erosion in roaming services.

Revenues from cellular equipment sales in Q1 2013 totaled NIS 176 million (US$ 48 million), decreasing by 46% from NIS 323 million in Q1 2012. The decrease largely reflected a significant decrease in the quantity of cellular equipment sold, reflecting increased competition from independent handset suppliers and the impact of the Company’s strategy to require more stringent payment conditions.

The gross profit from cellular equipment sales in Q1 2013 was NIS 4 million (US$ 1 million), compared with NIS 43 million in Q1 2012, a decrease of 91%. This was mainly due to the lower quantity of cellular equipment sales, as well as a decrease in the profit achieved per sale, reflecting the increased competition in the handset market and the sale of subsidized handsets to large corporate customers that did not meet the capitalization criteria.

Operating expenses8 for the cellular segment (excluding inter-segment costs) totaled NIS 526 million (US$ 144 million) in Q1 2013, a decrease of 17% or NIS 109 million from Q1 2012. The decrease mainly reflected lower payroll and related expenses following the reduction in the level of workforce, a decrease in royalty expenses following the abolishment of royalty payments to the State of Israel from the beginning of 2013, and decreases in content provider expenses and marketing and advertising expenses.

7 Includes intersegment revenues and costs of revenues.
8 Operating expenses include cost of service revenues, and selling, marketing and administrative expenses, and exclude depreciation and amortization and impairment charges.

Including depreciation and amortization expenses, operating expenses in Q1 2013 decreased by 16% compared with Q1 2012.

Overall, operating profit for the cellular segment in Q1 2013 was NIS 52 million (US$ 14 million), decreasing by 76% compared with NIS 215 million in Q1 2012. The decrease reflected the impact of the reduction in service revenues and in gross profit from equipment revenues, partially offset by the reduction in operating expenses, as described above.

Adjusted EBITDA for the cellular segment totaled NIS 186 million (US$ 51 million) in Q1 2013, a decrease of 49% from NIS 363 million in Q1 2012, again reflecting the impact of the reduction in service revenues and in gross profit from equipment revenues, partially offset by the reduction in operating expenses, as described above. As a percentage of total cellular revenues, Adjusted EBITDA in Q1 2013 was 21%, compared with 28% in Q1 2012.

Cellular Segment Operational Review

At the end of the first quarter 2013, the Company's cellular subscriber base (including mobile data and 012 Mobile subscribers) was approximately 2.93 million including approximately 2.1 million Post-Paid subscribers or 72% of the base, and approximately 830 thousand Pre-Paid subscribers, or 28% of the subscriber base.

During the first quarter of 2013, the subscriber base declined by approximately 44 thousand, of which 1 thousand were Post-Paid subscribers, compared with a decrease in the subscriber base of 29 thousand in Q1 2012. The decrease in the subscriber base  reflected the intensification of the competition in the market due to the entry of new competitors who continue to market aggressive offerings in an attempt to capture market share.

The quarterly churn rate for cellular subscribers in Q1 2013 was 10.4%, compared with 8.0% in Q1 2012 and 10.9% in Q4 2012. Following the trend of the previous quarters, the high rate of churn reflected mainly the impact on the Post-Paid subscriber market of the increased market competition.  The decrease in the churn rate compared with Q4 2012 was explained by lower churn of Post-Paid subscribers, partially offset by an increase in the churn of Pre-Paid subscribers.

Total cellular market share (based on the number of subscribers) at the end of Q1 2013 was estimated to be approximately 29%, similar to the end of the fourth quarter of 2012.

The monthly Average Revenue Per User (“ARPU”) for cellular subscribers for Q1 2013 was NIS 82 (US$ 22), a decrease of approximately 19% from NIS 101 in Q1 2012 and a decrease of 6% from NIS 87 in Q4 2012. The decrease reflected the ongoing price erosion in the key cellular services including voice, content and roaming services.

The monthly average Minutes of Use per subscriber (“MOU”) for cellular subscribers in Q1 2013 was 496 minutes, an increase of 17% from 424 minutes in Q1 2012. This increase largely reflected the continued increase in the proportion of cellular subscribers with bundled packages that include large or unlimited quantities of minutes. In view of this trend, the Company believes that reporting MOU is no longer beneficial to understanding the results of operation, and therefore the Company is considering ending reporting MOU in the future.

Fixed Line Segment Review9

NIS Millions	Q1’13	Q1’12	Change %
Total Revenues	290	327	(11)%
Service Revenues	283	320	(12)%
Equipment Revenues	7	7	0%
Operating Profit	43	33	+30%
Adjusted EBITDA	82	75	+9%

Total Revenues in Q1 2013 for the fixed line segment were NIS 290 million (US$ 79 million), a decrease of 11% compared with NIS 327 million in Q1 2012.

Service revenues for the fixed line segment reached NIS 283 million (US$ 78 million) in Q1 2013, a decrease of 12% compared with NIS 320 million in Q1 2012. The decrease mainly reflected price erosion in fixed line services including local fixed line, international calls and internet services, as well as a decrease in the average number of internet service subscribers over the period.

Revenues from equipment sales in the fixed line segment in Q1 2013 totaled NIS 7 million (US$ 2 million), unchanged from Q1 2012.

The total number of active fixed lines was approximately 293 thousand at the end of Q1 2013, compared with 285 thousand at quarter-end Q1 2012, and 288 thousand at year-end 2012.

The ISP subscriber base was approximately 581 thousand as of the end of Q1 2013, compared with approximately 618 thousand at quarter-end Q1 2012, and 587 thousand at year-end 2012. The decrease in the number of ISP subscribers was mainly due to the increase in the intensity of competition in the market.

Operating expenses10 for the fixed line segment (excluding inter-segment costs) totaled NIS 194 million (US$ 53 million) in Q1 2013, a decrease of 18% or NIS 43 million from Q1 2012. The decrease largely reflected lower payroll and related expenses following the reduction in the level of workforce, as well as lower payments to operators and communication providers. Including depreciation and amortization expenses, operating expenses for the fixed line segment in Q1 2013 decreased by 16% compared with Q1 2012.

Operating profit for the fixed line segment was NIS 43 million (US$ 12 million) in Q1 2013, an increase of 30% compared to NIS 33 million in Q1 2012.

9 The analysis includes intersegment revenues and costs of revenues.
10 Operating expenses include cost of service revenues, and selling, marketing and administrative expenses, and exclude depreciation and amortization and impairment charges.

Adjusted EBITDA for the fixed line segment in Q1 2013 was NIS 82 million (US$ 22 million), an increase of 9% from NIS 75 million in Q1 2012, reflecting the impact of the reduction in operating expenses, partially offset by the lower service revenues.

Conference Call Details
Partner will hold a conference call on Wednesday, May 22, 2013 at 10.00 a.m. Eastern Time / 5.00 p.m. Israel Time.

Please call the following numbers (at least 10 minutes before the scheduled time) in order to participate: International: +972.3. 918.0609, North America toll-free: + 1.888.668.9141

A live webcast of the call will also be available on Partner's website at:
http://www.orange.co.il/en/Investors-Relations/lobby/
If you are unavailable to join live, the replay numbers are:
International: +972.3.925.5904, North America: +1.888.326.9310
Both the replay of the call and the webcast will be available from May 22, 2013 until May 29, 2013.

 Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For further information regarding of some of the risks we face, see "Item 3. Key Information - 3D. Risk Factors", "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects", "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information – 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2012 Annual Report (20-F) filed with the SEC on March 19, 2013. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than Adjusted EBITDA and free cash flow before interest payments, which are non-GAAP financial measures.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at March 31, 2013: US $1.00 equals NIS 3.648. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures:
‘Adjusted EBITDA’ represents earnings before interest (finance costs, net), taxes, depreciation, amortization (including amortization of intangible assets, deferred expenses-right of use, and share based compensation expenses) and impairment charges, as a measure of operating profit. Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures in other companies. Adjusted EBITDA may not be indicative of the Company’s historic operating results nor is it meant to be predictive of potential future results. Adjusted EBITDA is presented solely to enhance the understanding of our operating results. We use the term “Adjusted EBITDA” to highlight the fact that amortization includes amortization of deferred expenses – right of use and employee share- based compensation expenses, but Adjusted EBITDA is fully comparable to EBITDA information which has been previously provided for prior periods. Reconciliation between our net cash flow from operating activities and Adjusted EBITDA on a consolidated basis is presented in the attached summary financial results.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.orange.co.il/en/Investors-Relations/lobby/

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-7814951 E-mail: investors@orange.co.il	Ms. Yaffa Cohen-Ifrah Head of Investor Relations Tel: +972-54-9099039 E-mail: Yaffa.cohenifrah@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	March 31,	December 31,	March 31,
	2013	2012	2013
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	739	548	202
Trade receivables	1,341	1,397	368
Other receivables and prepaid expenses	57	47	16
Deferred expenses – right of use	23	22	6
Inventories	152	98	42
Income tax receivable	3	7	1
Derivative financial instruments	2	1	*
	2,317	2,120	635

NON CURRENT ASSETS
Trade Receivables	418	509	115
Deferred expenses – right of use	133	138	36
Property and equipment	1,922	1,990	527
Licenses and other intangible assets	1,197	1,217	328
Goodwill	407	407	112
Deferred income tax asset	29	36	8
	4,106	4,297	1,126

TOTAL ASSETS	6,423	6,417	1,761

* Representing an amount less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	March 31,	December 31,	March 31,
	2013	2012	2013
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and current borrowings	306	306	84
Trade payables	869	866	239
Parent group-trade		70
Payables in respect of employees	110	110	30
Other payables (mainly institutions)	84	59	23
Deferred revenues	38	40	10
Provisions	64	60	18
Income tax payable	21		6
Derivative financial instruments	11	14	3
	1,503	1,525	413

NON CURRENT LIABILITIES
Notes payable	2,322	2,321	636
Bank borrowings	1,733	1,733	475
Liability for employee rights upon retirement, net	48	50	13
Dismantling and restoring sites obligation	28	28	8
Other non-current liabilities	10	10	3
Deferred tax liability	5	9	1
	4,146	4,151	1,136

TOTAL LIABILITIES	5,649	5,676	1,549

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2012 and March 31, 2013 - 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2012 – *155,645,708 shares
March 31, 2013 – *155,645,708 shares
Capital surplus	1,100	1,100	301
Accumulated earnings (deficit)	23	(10)	6
Treasury shares, at cost - December 31, 2012 and March 31, 2013 - 4,467,990 shares	(351)	(351)	(96)
TOTAL EQUITY	774	741	212
TOTAL LIABILITIES AND EQUITY	6,423	6,417	1,761

  * Net of treasury shares

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF INCOME

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2013	2012	2013
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues, net	1,144	1,571	314
Cost of revenues	901	1,128	247
Gross profit	243	443	67

Selling and marketing expenses	118	154	32
General and administrative expenses	53	68	15
Other income, net	23	27	6
Operating profit	95	248	26
Finance income	5	11	1
Finance expenses	54	66	14
Finance costs, net	49	55	13
Profit before income tax	46	193	13
Income tax expenses	15	47	4
Profit for the period	31	146	9

Earnings per share
Basic	0.20	0.94	0.06
Diluted	0.20	0.94	0.06

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2013	2012	2013
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	31	146	9
Other comprehensive income for the period, net of income taxes	-	-	-

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	31	146	9

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels
	Three months ended March 31, 2013
	In millions (Unaudited)
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	717	244		961
Inter-segment revenue - Services	7	39	(46)
Segment revenue - Equipment	176	7		183
Total revenues	900	290	(46)	1,144

Segment cost of revenues - Services	528	194		722
Inter-segment cost of revenues- Services	39	7	(46)
Segment cost of revenues - Equipment	172	7		179
Cost of revenues	739	208	(46)	901
Gross profit	161	82		243

Operating expenses	132	39		171
Other income, net	23			23
Operating profit	52	43		95
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	132	39		171
–Other (1)	2			2
Adjusted EBITDA	186	82		268

Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				(171)
- Finance costs, net				(49)
- Other (1)				(2)
Profit before income tax				46

(1) Mainly employee share based compensation expenses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels
	Three months ended March 31, 2012
	In millions (Unaudited)
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	956	285		1,241
Inter-segment revenue - Services	7	35	(42)
Segment revenue - Equipment	323	7		330
Total revenues	1,286	327	(42)	1,571

Segment cost of revenues – Services	621	219		840
Inter-segment cost of revenues- Services	35	7	(42)
Segment cost of revenues - Equipment	280	8		288
Cost of revenues	936	234	(42)	1,128
Gross profit	350	93		443

Operating expenses	162	60		222
Other income, net	27			27
Operating profit	215	33		248
Adjustments to presentation of Adjusted EBITDA
–Depreciation and amortization	145	41		186
–Other (1)	3	1		4
Adjusted EBITDA	363	75		438
Reconciliation of Adjusted EBITDA to profit before income tax
- Depreciation and amortization				(186)
- Finance costs, net				(55)
- Other (1)				(4)
Profit before income tax				193

(1) Mainly employee share based compensation expenses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2013	2012	2013
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	322	401	88
Income tax received (paid)	14	(51)	4
Net cash provided by operating activities	336	350	92

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(98)	(104)	(27)
Acquisition of intangible assets	(35)	(32)	(10)
Interest received	2	2	1
Proceeds from (payments for) derivative financial instruments, net	(2)	7	(1)
Net cash used in investing activities	(133)	(127)	(37)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid		(6)
Repayment of finance lease	(1)	(2)	*
Interest paid	(11)	(24)	(3)
Repayment of non-current bank borrowings		(49)
Repayment of notes payables		(197)
Net cash used in financing activities	(12)	(278)	(3)

DECREASE (INCREASE) IN CASH AND CASH EQUIVALENTS	191	(55)	52

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	548	532	150

CASH AND CASH EQUIVALENTS AT END OF PERIOD	739	477	202

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix – Cash generated from operations and supplemental information

	New Israeli Shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2013	2012	2013
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	31	146	9
Adjustments for:
Depreciation and amortization	164	180	45
Amortization of deferred expenses - Right of use	7	6	2
Employee share based compensation expenses	2	4	1
Liability for employee rights upon retirement, net	(2)	(4)	(1)
Finance costs, net	3	1	1
Gain (loss) from change in fair value of derivative financial instruments	(1)	9	*
Interest paid	11	24	3
Interest received	(2)	(2)	(1)
Deferred income taxes	3	(4)	1
Income tax paid (received)	(14)	51	(4)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	147	44	40
Other	(10)	(11)	(3)
Increase (decrease) in accounts payable and accruals:
Parent group-trade		(20)
Trade	(10)	(29)	(2)
Other payables	26	14	7
Provisions	3	(1)	1
Deferred revenue	(2)	(1)	(1)
Increase in deferred expenses - Right of use	(4)	(8)	(1)
Current income tax liability	25	(2)	6
Decrease (increase) in inventories	(55)	4	(15)
Cash generated from operations	322	401	88

*Representing an amount less than 1 million

At March 31, 2013 and 2012, trade and other payables include NIS 229 million ($63 million) and NIS 158 million, respectively, in respect of acquisition of intangible assets and property and equipment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND ADJUSTED EBITDA

	New Israeli shekels		Convenience translation into U.S. Dollars
	3 months ended March 31,
	2013	2012	2013
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Net cash provided by operating activities	336	350	92

Liability for employee rights upon retirement	2	4	1
Accrued interest and exchange and linkage differences on long-term liabilities	(10)	(20)	(3)
Increase (decrease) in accounts receivable:
Trade	(147)	(44)	(40)
Other, including derivative financial instruments	16	10	4
Decrease (increase) in accounts payable and accruals:
Trade	10	29	2
Shareholder-current account		20
Other	(29)	(11)	(7)
Income tax paid	(14)	51	(4)
Increase (decrease) in inventories	55	(4)	15
Financial expenses	49	53	13
Adjusted EBITDA	268	438	73

* The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at March 31, 2013: US $1.00 equals 3.648 NIS.

** Financial expenses excluding any charge for the amortization of pre-launch financial costs.

key Financial and Operating Indicators (unaudited)11

NIS M unless otherwise stated	Q1' 11	Q2' 11	Q3' 11	Q4' 11	Q1' 12	Q2' 12	Q3' 12	Q4' 12	Q1' 13	2011	2012
Cellular Segment Service Revenues	1,099	1,074	1,070	1,005	963	949	892	788	724	4,248	3,592
Cellular Segment Equipment Revenues	555	520	379	294	323	207	157	209	176	1,748	896
Fixed Line Segment Service Revenues	137	325	341	324	320	300	296	294	283	1,127	1,210
Fixed Line Segment Equipment Revenues	4	7	6	9	7	8	8	13	7	26	36
Reconciliation for consolidation	(24)	(39)	(45)	(43)	(42)	(36)	(38)	(46)	(46)	(151)	(162)
Total Revenues	1,771	1,887	1,751	1,589	1,571	1,428	1,315	1,258	1,144	6,998	5,572
Operating Profit	400	377	314	(55)	248	245	217	155	95	1,036	865
Cellular Segment EBITDA	540	502	447	407	363	367	328	256	186	1,896	1,314
Fixed Line Segment EBITDA	45	84	82	71	75	56	73	84	82	282	288
Total EBITDA	585	586	529	478	438	423	401	340	268	2,178	1,602
EBITDA Margin (%)	33%	31%	30%	30%	28%	30%	30%	27%	23%	31%	29%
OPEX	763	913	952	889	872	853	793	744	720	3,517	3,262
Financial Expenses, net	59	99	81	55	55	73	68	38	49	294	234
Net Profit	254	205	172	(188)	146	120	110	102	31	443	478
Total Dividend Declared	210	-	140	-	-	160	-	-	-	350	160
Capital Expenditures12	133	75	132	131	133	113	125	121	130	471	492
Free Cash Flow	256	158	376	292	223	313	375	323	203	1,082	1,234
Free Cash Flow After Interest	238	37	363	209	199	270	310	255	192	847	1,034
Net Debt	4,856	4,856	4,718	4,639	4,450	4,209	4,072	3,812	3,622	4,639	3,812
Cellular Subscriber Base (Thousands)	3,149	3,175	3,201	3,176	3,147	3,098	3,042	2,976	2,932	3,176	2,976
Number of Fixed Lines (Thousands)	288	292	295	292	285	281	282	288	293	292	288
ISP Subscriber Base (Thousands)	632	632	632	632	618	609	594	587	581	632	587
ARPU Cellular (NIS)	115	112	111	106	101	101	97	87	82	111	97
MOU Cellular (Minutes)	374	396	410	407	424	437	457	483	496	397	450
Churn Rate Cellular (%)	7.3%	6.5%	7.2%	8.2%	8.0%	8.9%	10.4%	10.9%	10.4%	29%	38%
Number of Employees (FTE)			8,588	7,891	7,230	6,961	6,102	5,396	4,772	7,891	5,396

11 See first page for definitions. Including the results of 012 Smile from March 2011
12 Cash capital expenditures  in fixed assets including intangible assets but excluding capitalized subscriber acquisition and retention costs, net,

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: May 22, 2013